As filed with the Securities and Exchange Commission on July 17, 2000
                                                 Registration No. 333-__________
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM S-6


                    For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2
                                   ----------

A.   EXACT NAME OF TRUST:
                          EST Symphony Trust, Series 27

B.   NAME OF DEPOSITOR:
                           ING Funds Distributor, Inc.

C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                           ING Funds Distributor, Inc.
                               1475 Dunwoody Drive
                        West Chester, Pennsylvania 19380



D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:        COPY OF COMMENTS TO:

                 PETER J. DEMARCO                MICHAEL R. ROSELLA, Esq.
               Senior Vice President       Paul, Hastings, Janofsky & Walker LLP
             ING Funds Distributor, Inc            75 East 55th Street
                 230 Park Avenue                New York, New York 10022
             New York, New York 10169                (212) 856-6858

E.   TITLE OF SECURITIES BEING REGISTERED:

     An indefinite number of Units of EST Symphony Trust, Series 27 are being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

F.   APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:

     As soon as practicable after the effective date of the Registration Statement.

The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------

NYC55/7878.2

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED JULY 17, 2000

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                          EST SYMPHONY TRUST SERIES 27

                         New Economy Blue Chip Portfolio

                           Old-Line/On-Line Portfolio

          A unit investment trust comprised of two separate portfolios.

New Economy Blue Chip Portfolio: The investment objective of the New Economy Blue Chip Portfolio is to maximize total return through capital appreciation.

Old-Line/On-Line Portfolio : The investment objective of the Old-Line/On-Line Portfolio is to maximize total return through capital appreciation. The secondary objective of this Trust is to seek current income.

The Sponsor is ING Funds Distributor, Inc.

This Prospectus consists of two parts. Part A contains the Summary of Essential Information including descriptive material relating to the Trusts and the Statements of Financial Condition of the Trusts. Part B contains general information about the Trusts. Part A and Part B must be distributed together. Read and retain this Prospectus for future reference.

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

            The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the
                          adequacy of this prospectus.
            Any representation to the contrary is a criminal offense.

                         PROSPECTUS DATED _______, 2000

NYC55/7878.2

                               INVESTMENT SUMMARY

INVESTMENT OBJECTIVE. The New Economy Blue Chip Portfolio and the
Old-Line/On-Line Portfolio each seek to maximize total return through capital appreciation. The secondary objective of the Old-Line/On-Line Portfolio is to seek current income. There is no guarantee that the investment objectives of either of the Trusts will be achieved.

STRATEGY OF PORTFOLIO SELECTION.

The New Economy Blue Chip Portfolio. The New Economy Blue Chip Portfolio seeks to achieve its investment objective by creating a portfolio of equity securities of "blue chip" companies which are listed on the NASDAQ* and which intend to capture the future of the U.S. economy. The stocks selected for the portfolio will be among the 100 largest capitalized companies listed on the NASDAQ and companies which have a growth and technology focus. The Trust will be diversified with respect to industry sectors. Stocks will be selected based on their capitalization, industry sector, performance, reputation and qualitative review by the Sponsor and its affiliate, ING Furman Selz Asset Management.

The Old-Line/On-Line Portfolio. The Old-Line/On-Line Portfolio seeks to achieve its investment objective by creating a portfolio of equity securities of companies which are listed on the Dow Jones Industrial Average* or S&P 500* and which, in the opinion of the Sponsor, have implemented a comprehensive Internet strategy. The term "Old-Line" refers to companies which have more traditional existing business lines such as manufacturing and finance. This Trust will be comprised of equity securities of such "Old-Line" business companies which, in the opinion of the Sponsor, have realized the benefit of the Internet and have moved towards adopting an Internet strategy which involves developing state of the art websites and putting their companies on the Internet.


DESCRIPTION OF TRUSTS.

The New Economy Blue Chip Portfolio. The New Economy Blue Chip Portfolio contains ___ issues of common stock. All issues are domestic companies. 100% of the issues are represented by the Sponsor's contracts to purchase and are listed on the NASDAQ. Based upon the principal business of each issuer and current market values, the following industries are represented in the Trust:
__________; __________; __________; __________; and __________. The Trust is
concentrated in the Internet, computer and computer technology industries.

The Old-Line/On-Line Portfolio. The Old-Line/On-Line Portfolio contains ___ issues of common stock. All issues are domestic companies. 100% of the issues are represented by the Sponsors' contracts to purchase. __ of the stocks are listed on the NASDAQ and the remaining are listed on the NYSE. Based upon the principal business of each issuer and current market values, the following industries are represented in the Trust: __________; __________; __________; __________; and __________. The Trust is concentrated in the __________
industry.

-----------
*/ The National Association of Securities Dealers Automated Quotations System (NASDAQ), the Dow Jones Industrial Average (DJIA), the Standard & Poor's 500 Index (S&P 500) and the New York Stock Exchange (NYSE) are not affiliated with the Sponsor and have not participated in any way in the creation of the Trusts or in the selection of the stocks included in the Trusts and have not reviewed or approved any information included in this Prospectus.

NYC55/7878.2
                                       A-2

A Trust is considered to be "concentrated" in a particular category or industry when the securities in that category or that industry constitute 25% or more of the total assets of the portfolio.

RISK CONSIDERATIONS. Unitholders can lose money by investing in the Trusts. The value of the Units and the Securities in the Trusts can each decline in value. An investment in Units of the Trusts should be made with an understanding of the following risks:

Risk Factors Common to Both Trusts:

     o An investment in common stocks includes the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the Units).

     o Since the portfolios of the Trusts are fixed and "not managed," in general, the Sponsor can sell Securities only at the Trusts' termination or in order to meet redemptions. As a result, the price at which each Security is sold may not be the highest price it attained during the life of the Trusts.

     o When cash or a letter of credit is deposited with instructions to purchase securities in order to create additional Units, an increase in the price of a particular security between the time of deposit and the time that securities are purchased will cause the Units to be comprised of less of that security and more of the remaining securities. In addition, brokerage fees incurred in purchasing the Securities will be an expense of the Trusts.

     o A decline in the value of the Securities during the initial offering period may require additional Securities to be sold in order to reimburse the Sponsor for organization costs. This would result in a decline in value of the Units.

     o Securities price fluctuations during the period from the time of deposit to the time the Securities are purchased, and payment of brokerage fees, will affect the value of each Unit and the income per Unit received by the Trusts.

     o Investors should also consider the greater risk of a Trust's concentration, in a particular industry, and the effect on their investment versus a more diversified portfolio. Investors should compare returns available in less concentrated portfolios before making an investment decision.

Risks to New Economy Blue Chip Portfolio

     o All of the Securities in the New Economy Blue Chip Portfolio are currently listed on the NASDAQ stock market. The existence of a liquid trading market for certain Securities may depend on whether dealers will make a market in such Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or that any such market will be or remain liquid. The price at which the Securities may be sold and the value of the Trusts will be adversely affected if trading markets for the securities are limited or absent.

     o Since the Trust is concentrated in stocks which derive a substantial portion of their income from the Internet, computer and computer technology industries, investors should be familiar with the risks


NYC55/7878.2
         associated with these industries which may include the volatile price of Internet, computer and technology stocks, greater government regulations and products that may become obsolete.

Risks to Old-Line/On-Line Portfolio

     o There is no assurance that any dividends will be declared or paid in the future on the Securities.

PUBLIC OFFERING PRICE. The Initial Public Offering Price per 100 units of each of the Trusts is calculated by:

     o dividing the aggregate value of the underlying securities held in the Trust by the number of units outstanding;
     o adding an initial sales charge of 1.00% (1.010% of the net amount invested) for the Trust; and
     o    multiplying the result by 100.

In addition, during the initial offering period, the Public Offering Price per 100 units will include an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the estimated organizational costs of the Trust. The price of a single unit, or any multiple thereof, is calculated by dividing the Public Offering Price per 100 units by 100 and multiplying by the number of units. The Public Offering Price per Unit will vary on a daily basis in accordance with fluctuations in the aggregate value of the underlying Securities and each investor's purchase price will be computed as of the date the Units are purchased. Orders involving at least 25,000 Units will be entitled to a volume discount from the Public Offering Price.

DISTRIBUTIONS. Each Trust will distribute any dividends received, less expenses, semi-annually. The Trusts do not expect to distribute dividends, however, in the event any dividend distributions are made, the first dividend distribution will be made on ________ , 2000 to all Unitholders of record on ________ , 2000 and thereafter distributions will be made on the last business day of every December and June. The final distribution will be made within a reasonable period of time after each Trust terminates.

MARKET FOR UNITS. Unitholders may sell their Units to the Sponsor or the Trustee at any time, without fee or penalty. The Sponsor intends to repurchase Units from Unitholders throughout the life of the Trusts at prices based upon the market value of the underlying Securities. However, the Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If a market is not maintained, a Unitholder will be able to redeem his Units with the Trustee at the same price. The existence of a liquid trading market for the Securities in each of the Trusts may depend on whether dealers will make a market in these Securities. There can be no assurance of the making or the maintenance of a market for any of the Securities contained in the portfolio of the Trusts or of the liquidity of the Securities in any markets made. The price at which the Securities may be sold to meet redemptions and the value of the Units will be adversely affected if trading markets for the Securities are limited or absent.

TERMINATION. Each Trust will terminate in approximately fifteen months. During the Liquidation Period, Securities will be sold in connection with the termination of each Trust. All Securities will be sold or distributed by the Mandatory Termination Date. The Sponsor does not anticipate that the Liquidation Period will be longer than seven days, and it could be as short as one day, depending on the liquidity of the Securities being sold. Unitholders may elect one of the following three options in receiving their terminating distributions:

NYC55/7878.2

     o    receive their distribution in-kind, if they own at least 2,500 Units;
     o receive cash upon the liquidation of their pro rata share of the Securities; or
     o reinvest in a subsequent series of EST Symphony Trust (if one is offered), at a reduced sales charge.

ROLLOVER OPTION. Unitholders may elect to rollover their terminating distributions into the next available series of EST Symphony Trust (if one is offered) at a reduced sales charge. Rollover Unitholders must make this election on or prior to the Rollover Notification Date. When Unitholders make this election, their Units will be redeemed and the proceeds will be reinvested in units of the next available series of EST Symphony Trust. An election to rollover terminating distributions will generally be a taxable event. See "Administration of the Trusts--Trust Termination" in Part B for details to make this election.

REINVESTMENT PLAN. Unitholders may elect to automatically reinvest any distributions they may receive (except the final distribution made at termination) into additional Units of the Trust without a sales charge. See "Reinvestment Plan" in Part B for details on how to enroll in the Reinvestment Plan. The names and addresses of the Underwriters of the Units of the Trust are as follows:

UNDERWRITING. The names and addresses of the Underwriters of the Units of the Trusts are as follows:

         Name                                         Address

ING Funds Distributor, Inc..................230 Park Avenue, New York, NY  10169

NYC55/7878.2

                                    FEE TABLE

--------------------------------------------------------------------------------
This Fee Table is intended to help you understand the costs and expenses you will bear directly or indirectly. See "Public Sale of Units" and "Trust Expenses and Charges" in Part B. Although the Trusts each have a term of only approximately fifteen months and are unit investment trusts rather than mutual funds, this information is presented to permit a comparison of fees, assuming the principal amount and distributions are rolled over each year into a new series subject only to a sales charge and trust expenses.
--------------------------------------------------------------------------------


Unitholder Transaction Expenses
(Fees paid directly from your investment)

                                                       New Economy Blue Chip Portfolio  Old-Line/On-Line Portfolio
                                                       -------------------------------  --------------------------
                                                           As a %        Amount           As a %         Amount
                                                         of Initial     Per 100         of Initial       Per 100
                                                       Offering Price    Units       Offering Price       Units
                                                       --------------  ---------     --------------    ---------
Maximum Initial Sales Charge Imposed on Purchase.          1.00%*      $ 10.00           1.00%*         $ 10.00
Maximum Deferred Sales Charge ...................          1.95%**     $ 19.50           1.95%**        $ 19.50
                                                           -------     -------           -------        -------
Total............................................          2.95%       $ 29.50           2.95%          $ 29.50
                                                           =====       =======           =====          =======
Reimbursement to Sponsor for Estimated
  Organizational Expenses........................              %       $                     %          $

Estimated Annual Fund Operating Expenses
(Expenses that are deducted from Trust assets)

                                              New Economy Blue Chip Portfolio       Old-Line/On-Line Portfolio
                                              -------------------------------       --------------------------
                                                  As a %            Amount            As a %            Amount
                                                of Initial         Per 100          of Initial          Per 100
                                                Net Assets          Units           Net Assets           Units
                                              ------------        ----------       -----------          -------
Trustee's Fee..............................            --%             $--                 --%            $--
Creation and Development Fee...............           .25%***          $--                .25%***         $--
Other Operating Expenses...................            --%             $--                 --%            $--
Portfolio Supervision, Bookkeeping and
  Administrative Fees...................... .045%    -----       $--  ----        .045%  -----      $--   ----
Total......................................            --%             $--                 -- %           $--
                                                     =====            ====               =====            ===

                                     Example

This Example is intended to help you compare the cost of investing in the Trusts with the cost of investing in other unit trusts. You would pay the following expenses on a $10,000 investment in each Trust assuming estimated operating expense ratio of ______% for the New Economy Blue Chip Portfolio and ____% for the Old-Line/On-Line Portfolio, and a 5% return on the investment throughout the period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
                                                               1 year    3 years
                                                               ------    -------
New Economy Blue Chip Portfolio.............................    $          $
                                                               ------    -------
Old-Line/On-Line Trust Portfolio............................    $          $
                                                               ------    -------


     The Example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The Example should not be considered a representation of past or future expenses or an annual rate of return.
----------------
* The Initial Sales Charge would exceed 1.00% if the Public Offering Price exceeds $10.00 per 100 Units.
** The actual fee is $1.95 per month per 100 Units on each Deferred Sales
Charge Payment Date. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 1.95%, if the Unit price is less than $10.00 per Units, the deferred sales charge will exceed 1.95%.
*** The Creation and Development Fee compensates the Sponsor for the creation and development of the Trusts. During the life of the Trusts, this fee is accrued daily based on the Trust's net asset value at the annual rate of .25%. Commencing with the first month following the initial offering period (which is expected to be 90 days), the Trusts will pay the amount of any Creation and Development Fee to the Sponsor monthly from the Trust's assets. In connection with the Creation and Development Fee, in no event will the Sponsor collect more than .50% of a Unitholder's initial investment.

NYC55/7878.2

                         NEW ECONOMY BLUE CHIP PORTFOLIO

                        SUMMARY OF ESSENTIAL INFORMATION
  As of _________, 2000, the business day prior to the Initial Date of Deposit

Initial Date of Deposit of Securities in                   Rollover Notification Date**:  _______, 2001 or
   the Trust: _____, 2000                                  another date as determined by the Sponsor.
Aggregate Value of Securities:             $               Evaluation Time: 4:00 p.m. New York Time

Number of Units:                                           Minimum Value of Trust: The Trust may be terminated
Fractional Undivided Interest in                              if the value of the Trust is less than 40% of the
   Trust:                                       1/            aggregate value of the Securities at the completion of
                                                              the initial offering period.
Public Offering Price per 100 Units:
   Aggregate Value of Securities in                        Cusip Numbers: Cash: __________
     Trust.................................                   Reinvestment: ____________
   Divided By ______ Units (times 100).....                Trustee: The Bank of New York
   Plus Initial Sales Charge of 1.00% of                   Trustee's Fee per 100 Units: $___
     Public Offering Price o...............$       10.00   Other Fees and Expenses per 100 Units: $___
   Plus Estimated Organization Costs*......$               Sponsor: ING Funds Distributor, Inc.
   Public Offering Price+..................$    1,000.00   Portfolio Supervisor: ING Mutual Funds
Sponsor's Repurchase Price And                                Management Co. LLC
   Redemption Price per 100 Units++:       $               Portfolio Supervisory, Bookkeeping and
Minimum Income or Principal Distri-                           Administrative Fee per 100 Units: Maximum of $.45
   bution per 100 Units:                   $        1.00      (see "Trust Expenses and Charges" in Part B).
Liquidation Period: A 40 day period beginning on           Expected Settlement Date of Securities in
    the first business day following the Termination          the Trust:   _________, 2000
    Date.                                                  Record Dates: December 15 and June 15
Termination Date: _______, 2001 or the disposition         Distribution Dates: December 31 and June 30
   of the last Security in the Trust.                      Deferred Sales Charge Payment Dates: The first
Mandatory Termination Date: The last day of the               business day of each month commencing ________ 1,
   Liquidation Period.                                        2000 through ________ 1, 2001.



 * This amount per 100 Units will be invested in Securities during, and sold at the end of, the initial offering period, to reimburse the Sponsor for the payment of all or a portion of the estimated costs incurred in organizing the Trust. See "Risk Consideration" for a discussion of the impact of a decrease in value of the Securities purchased with the Public Offering Price proceeds intended to be used to reimburse the Sponsor.
** The date by which a Rollover Unitholder must elect to reinvest its terminating distribution in an available series of EST Symphony Trusts, if offered.
 + On the Initial Date of Deposit there will be no cash in the Income or Principal Accounts. Anyone purchasing Units after such date will have included in the Public Offering Price a pro rata share of any cash in such accounts.
 o The sales charge consists of an initial sales charge and a deferred sales charge. On the Initial Date of Deposit the initial sales charge is 1.00% of the Public Offering Price. The initial sales charge is paid directly from the amount invested. The deferred sales charge of approximately $19.50 (approximately 1.95% of the Initial Public Offering Price) is paid through a reduction of the net asset value of the Trust by $1.95 per 100 units on each of the ten Deferred Sales Charge Payment Dates. Upon a repurchase, redemption or exchange of units before the final Deferred Sales Charge Payment Date, any remaining deferred sales charge payments will be deducted from the proceeds.
++ As of the close of the initial offering period, the Sponsor's Repurchase Price and Redemption Price per 100 Units for the Trust will be reduced to reflect the payment of the organization costs to the Sponsor.

NYC55/7878.2

                           OLD-LINE/ON-LINE PORTFOLIO

                        SUMMARY OF ESSENTIAL INFORMATION
 As of ___________, 2000, the business day prior to the Initial Date of Deposit


Initial Date of Deposit of Securities in                   Rollover Notification Date**: _______, 2001 or another
   the Trust: _______, 2000 Aggregate Value                   date as determined by the Sponsor.
   of Securities:                           $              Evaluation Time: 4:00 p.m. New York Time
Number of Units:                                           Minimum Value of Trust: The Trust may be terminated
Fractional Undivided Interest in                               if the value of the Trust is less than 40% of the
   Trust:                                        1/            aggregate value of the Securities at the completion of
Public Offering Price per 100 Units:                           the initial offering period.
   Aggregate Value of Securities in                        Cusip Numbers: Cash:  _____________
     Trust................................. $                  Reinvestment:  ___________________
   Divided By ______ Units (times           $              Trustee: The Bank of New York
     100)..................................                Trustee's Fee per 100 Units: $.__
   Plus Estimated Organization Costs* .     $              Other Fees and Expenses per 100 Units: $.__
   Plus Sales Charge of 1.00% of                           Sponsor: ING Funds Distributor, Inc.
     Public Offering Price o................$    10.00     Portfolio Supervisor: ING Mutual Funds
   Public Offering Price+.................. $ 1,000.00         Management Co. LLC
Sponsor's Repurchase Price And                             Portfolio Supervisory, Bookkeeping and
   Redemption Price per 100 Units++:        $                  Administrative Fee per 100 Units:
Minimum Income or Principal Distri-                            Maximum of $.45 (see "Trust Expenses and Charges"
   bution per 100 Units:                    $     1.00         in Part B).
Liquidation Period: A 40 day period beginning on           Expected Settlement Date of Securities in the Trust:
     the first business day following the Termination          _______, 2000
     Date.                                                 Record Dates: December 15 and June 15
Termination Date: ______, 2001 or the disposition          Distribution Dates: December 31 and June 30
     of the last Security in the Trust.                    Deferred Sales Charge Payment Dates: The first
Mandatory Termination Date: The last day of the               business day of each month commencing ________ 1,
     Liquidation Period.                                      2000 through ________ 1, 2001.

* This amount per 100 Units will be invested in Securities during, and sold at the end of, the initial offering period, to reimburse the Sponsor for the payment of all or a portion of the estimated costs incurred in organizing the Trust. See "Risk Consideration" for a discussion of the impact of a decrease in value of the Securities purchased with the Public Offering Price proceeds intended to be used to reimburse the Sponsor.
** The date by which a Rollover Unitholder must elect to reinvest its terminating distribution in an available series of EST Symphony Trusts, if offered.
+ On the Initial Date of Deposit there will be no cash in the Income or Principal Accounts. Anyone purchasing Units after such date will have included in the Public Offering Price a pro rata share of any cash in such accounts.
o The sales charge consists of an initial sales charge and a deferred sales charge. On the Initial Date of Deposit the initial sales charge is 1.00% of the Public Offering Price. The initial sales charge is paid directly from the amount invested. The deferred sales charge of approximately $19.50 (approximately 1.95% of the Initial Public Offering Price) is paid through a reduction of the net asset value of the Trust by $1.95 per 100 units on each of the ten Deferred Sales Charge Payment Dates. Upon a repurchase, redemption or exchange of units before the final Deferred Sales Charge Payment Date, any remaining deferred sales charge payments will be deducted from the proceeds.
++ As of the close of the initial offering period, the Sponsors Repurchase Price and Redemption Price per 100 Units for the Trust will be reduced to reflect the payment of the organization costs to the Sponsor.


NYC55/7878.2

                          EST SYMPHONY TRUST, SERIES 27
                         NEW ECONOMY BLUE CHIP PORTFOLIO
                           OLD-LINE/ON-LINE PORTFOLIO

            STATEMENTS OF FINANCIAL CONDITION, AS OF _________, 2000

                                     ASSETS


                                                                                            NEW
                                                                                          ECONOMY        OLD-
                                                                                         BLUE CHIP   LINE/ON-LINE
                                                                                         PORTFOLIO    PORTFOLIO
                                                                                         ---------    ---------
Investment in Securities--Sponsor's Contracts to Purchase Underlying Securities
   Backed by Letter of Credit (cost for New Economy Blue Chip Portfolio:  $       ; cost
   for Old-Line/On-Line Portfolio:  $______) (Note 1)..................................   $             $
                                                                                           ---------     ---------

Total..................................................................................   $             $
                                                                                           =========     =========


                     LIABILITIES AND INTEREST OF UNITHOLDERS

Reimbursement to Sponsor for Organization Costs (Note 2)................................ $              $
                                                                                           ---------     ---------

Interest of Unitholders--Units of Fractional Undivided Interest Outstanding (New Economy
Blue Chip Portfolio:   Units; Old-Line/On-Line Portfolio:   Units)......................   ---------     ---------
Less:  Reimbursement to Sponsor for Organization Costs (Note 2)......................... (         )    (      )
                                                                                           ---------     ---------
Total................................................................................... $              $
                                                                                           =========     =========
Net Asset Value per Unit (Note 3)....................................................... $              $
                                                                                           =========     =========


Notes to Statements of Financial Condition:

         The preparation of financial statements in accordance with generally accepted accounting principles requires Trust management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results can differ from those estimates.

         (1) The New Economy Blue Chip Portfolio and Old-Line/On-Line Portfolio (the "Trusts") are unit investment trusts created under the laws of the State of New York and registered under the Investment Company Act of 1940. The objective of the Trusts, sponsored by ING Funds Distributor, Inc., the Sponsor, is to maximize total return through capital appreciation. The secondary objective of the Old-Line/On-Line Portfolio is to seek current income. An irrevocable letter of credit issued by The Bank of New York in an amount of $400,000 has been deposited with the Trustee for the benefit of the Trusts to cover the purchases of such Securities. Aggregate cost to the Trusts of the Securities listed in the portfolios is determined by the Trustee on the basis set forth under "Public Sale of Units--Public Offering Price" as of 4:00 p.m. on ________, 2000. Each Trust will terminate on _______, 2001 or earlier under certain circumstances as further described in the Prospectus.

         (2) A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or part of the costs of establishing the Trusts. These costs have been estimated at $___ per 100 Units for the New Economy Blue Chip Portfolio and $____ per 100 Units for the Old-Line/On-Line Portfolio. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent

NYC55/7878.2
that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trusts.

         (3) The Deferred Sales Charge of $19.50 per 100 Units (1.95% of the Initial Public Offering Price) will be paid by monthly charges subsequent to the Initial Date of Deposit. If Units are redeemed prior to the last Deferred Sales Charge Payment Date, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption. Based on projected total assets of $_________, the estimated maximum total deferred sales charge would be $_________. To the extent that Unitholders pay a reduced deferred sales charge or the Trust is larger or smaller, the estimate may vary.

NYC55/7878.2

                          EST SYMPHONY TRUST, SERIES 27
                         NEW ECONOMY BLUE CHIP PORTFOLIO

                                    PORTFOLIO

                              AS OF ________, 2000


                                              Market Value    Market   Cost of
           Number                             of Stocks as a  Value   Securities
Portfolio    of                       Ticker  percentage of    Per      to the
   No.     Shares  Name of Issuer (1) Symbol  the Trust (2)   Share     Trust(3)
   ---     ------  -------------------------  -------------   -----     --------
                                                          %   $       $






                                                    --------          ---------
      Total Investments in Securities               100.00%           $
                                                    ========          =========


                             FOOTNOTES TO PORTFOLIO

(1) Contracts to purchase the Securities were entered into on ________, 2000. All such contracts are expected to be settled on or about the First Settlement Date of the Trust which is expected to be ________, 2000.
(2)  Based on the cost of the Securities to the Trust.
(3) Evaluation of Securities by the Trustee was made on the basis of closing sales prices at the Evaluation Time on the day prior to the Initial Date of Deposit. The Sponsor's Purchase Price is $_______, resulting in no profit or loss to the Sponsor on the Initial Date of Deposit.
* Stocks which have not paid out any dividends during the twelve months preceding the Initial Date of Deposit.

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                                      A-11

                          EST SYMPHONY TRUST, SERIES 27
                           OLD-LINE/ON-LINE PORTFOLIO

                              AS OF ________, 2000



                                              Market Value    Market   Cost of
           Number                             of Stocks as a  Value   Securities
Portfolio    of                       Ticker  percentage of    Per      to the
   No.     Shares  Name of Issuer (1) Symbol  the Trust (2)   Share     Trust(3)
   ---     ------  ------------------ ------  -------------   -----     --------
                                                          %   $       $






                                                -----------           ---------
      Total Investments in Securities               100.00%           $
                                                ===========           =========

                             FOOTNOTES TO PORTFOLIO

(1) Contracts to purchase the Securities were entered into on _______, 2000. All such contracts are expected to be settled on or about the First Settlement Date of the Trust which is expected to be ________, 2000.
(2)   Based on the cost of the Securities to the Trust.
(3) Evaluation of Securities by the Trustee was made on the basis of closing sales prices at the Evaluation Time on the day prior to the Initial Date of Deposit. The Sponsors' Purchase Price is $_______, resulting in no profit or loss to the Sponsor on the Initial Date of Deposit.
* Stocks which have not paid out any dividends during the twelve months preceding the Initial Date of Deposit.

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                                      A-12

                         REPORT OF INDEPENDENT AUDITORS

THE UNITHOLDERS, SPONSOR AND TRUSTEE


     We have audited the accompanying Statements of Financial Condition of the New Economy Blue Chip Portfolio and the Old-Line/On-Line Portfolio (the two trusts constituting EST Symphony Trust, Series 27) including the Portfolios, as of April 19, 2000. These financial statements are the responsibility of the Trusts' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation with The Bank of New York, Trustee, of an irrevocable letter of credit deposited for the purchase of securities, as shown in the financial statements as of ______, 2000. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the New Economy Blue Chip Portfolio and the Old-Line/On-Line Portfolio, at __________, 2000, are in conformity with accounting principles generally accepted in the United States.


                                             ERNST & YOUNG LLP

New York, New York
________, 2000

NYC55/7878.2

                          EST SYMPHONY TRUST, SERIES 27

                         NEW ECONOMY BLUE CHIP PORTFOLIO

                           OLD-LINE/ON-LINE PORTFOLIO

                               PROSPECTUS--PART B

                      PART B OF THIS PROSPECTUS MAY NOT BE
                        DISTRIBUTED UNLESS ACCOMPANIED BY
                                     PART A

                                   THE TRUSTS

     ORGANIZATION. Each of the Trusts were created under New York State law pursuant to an Indenture and Trust Agreement and related Reference Trust Agreements (collectively, the "Trust Agreements") between ING Funds Distributor, Inc., as Sponsor, and The Bank of New York, as Trustee.

     On the Initial Date of Deposit, (i) the Sponsor deposited with the Trustee common stock, including contracts for the purchase of certain such securities (collectively, the "Securities") and cash or an irrevocable letter of credit issued by a major commercial bank in the amount required for such purchases, and
(ii) the Trustee, in exchange for the Securities, registered on the registration books of the Trusts the Sponsor's ownership of all Units of the Trusts. As used herein, the term "Securities" means the common stocks initially deposited in the Trusts and described in "Portfolio" in Part A and any additional common stocks acquired and held by the Trusts pursuant to the provisions of the Indenture.

     As of the Initial Date of Deposit, a "Unit" represents a fractional undivided interest or pro rata share in the Securities and cash of the Trusts as is set forth in the "Summary of Essential Information." As additional Units are issued by the Trusts as a result of the deposit of Additional Securities, as described below, the aggregate value of the Securities in the Trusts will be increased and the fractional undivided interest in the Trusts represented by each Unit will be decreased. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest or pro rata share in such Trusts represented by each unredeemed Unit will increase, although the actual interest in such Trusts represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

     The contracts to purchase Securities deposited initially in the Trusts are expected to settle in three business days, in the ordinary manner for such Securities. Settlement of the contracts for Securities is thus expected to take place prior to the settlement of purchase of Units on the Initial Date of Deposit.

     DEPOSIT OF ADDITIONAL SECURITIES. During the 90-day period following the Initial Date of Deposit (the "Deposit Period"), the Sponsor may deposit (i) additional Securities in the Trusts that are substantially similar to the Securities already deposited in the Trusts ("Additional Securities"), (ii) contracts to purchase Additional Securities or (iii) cash with instructions to purchase Additional Securities, in order to create additional Units, maintaining to the extent practicable the original proportionate relationship of the number of shares of each Security in the Trusts' portfolios on the Initial Date of Deposit. These additional Units, which will result in an

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                                       B-1
increase in the number of Units outstanding, will each represent, to the extent practicable, an undivided interest in the same number and type of securities of identical issuers as are represented by Units issued on the Initial Date of Deposit.

     The proportionate relationship among the Securities in a Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in that Trust but which does not affect a Trust's percentage ownership of the common stock equity of such issuer at the time of such event. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, or unavailability of Securities. Deposits of Additional Securities in each of the Trusts subsequent to the Deposit Period must replicate exactly the existing proportionate relationship among the number of shares of Securities in a Trust's portfolio. Substitute Securities may be acquired under specified conditions when Securities originally deposited in a Trust are unavailable (see "The Trusts--Substitution of Securities").

     INVESTMENT OBJECTIVE. The New Economy Blue Chip Portfolio and the Old-Line/On-Line Portfolio each seek to maximize total return through capital appreciation. The secondary objective of the Old-Line/On-Line Portfolio is to seek current income. There is no guarantee that these objectives will be achieved.

     Achievement of the investment objective is dependent upon several factors including any appreciation or depreciation in value of the Securities, the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. In addition, because of other factors (i.e., Trust sales charges and expenses, unequal weightings of stock, brokerage costs and any delays in purchasing securities with cash deposited), investors in the Trusts may not realize as high a total return as the theoretical performance of the underlying stocks in the Trusts. Since the Sponsor may deposit additional Securities in connection with the sale of additional Units, the dividend yields on these Securities may change subsequent to the Initial Date of Deposit.

STRATEGY OF PORTFOLIO SELECTION.

     The New Economy Blue Chip Portfolio. The New Economy Blue Chip Portfolio seeks to achieve its investment objective by creating a portfolio of equity securities of "blue chip" companies which are listed on the NASDAQ and which intend to capture the future of the U.S. economy. The stocks selected for the portfolio will be among the 100 largest capitalized companies listed on the NASDAQ and companies which have a growth and technology focus. The Trust will be diversified with respect to industry sectors. Stocks will be selected based on their capitalization, industry sector, performance, reputation and qualitative review by the Sponsor and its affiliate, ING Furman Selz Asset Management.

     The Old-Line/On-Line Portfolio. The Old-Line/On-Line Portfolio seeks to achieve its investment objective by creating a portfolio of equity securities of companies which are listed on the Dow Jones Industrial Average and which, in the opinion of the Sponsor, have implemented a comprehensive Internet strategy. The term "Old-Line" refers to companies which have more traditional existing business lines such as manufacturing and finance. The Trust will be comprised of equity securities of such "Old-Line" business companies which in the opinion of the Sponsor have realized the benefit of the Internet and have moved towards adopting an Internet strategy which involves developing state of the art websites and putting their companies on the Internet.

NYC55/7878.2

THE SECURITIES.

     S&P 500 Index. The S&P 500 includes a representative example of leading companies in leading industries. The S&P 500 is used by 97% of U.S. money managers and pension plan sponsors and the market value of the 500 companies contained in this index is approximately $12.318 trillion. Stocks in the S&P 500 represent approximately 80% of the market value of all publicly traded common stock in the United States although the 500 companies represent only 7% of the publicly traded companies in the United States.

     The S&P 500 is widely regarded as the standard for measuring large-cap U.S. stock market performance and is also a barometer for overall stock market performance. The S&P 500 focuses on large cap U.S. companies in leading sectors such as industrial, transportation, financial and utility. Stocks are chosen for this index based on market size, liquidity and industry group representation. NYSE companies make up approximately 90% of the S&P 500, NASDAQ companies account for approximately 10%.

     NASDAQ. Trading on the NASDAQ Stock Market began in February 1971. NASDAQ stands for the National Association of Securities Dealers Automated Quotations Systems. NASDAQ is an electronic dealer exchange (there is no physical trading floor) on which dealers trade securities by setting a buy and sell price. On NASDAQ, trading is executed through a computer and telecommunications network and trades more shares per day than any other major United States market. Approximately 5,482 domestic and foreign companies are listed on the NASDAQ. The NASDAQ Stock Market is the United States' second-largest securities market after the New York Stock Exchange. NASDAQ's share volume reached over 272.6 billion shares in 1999 and dollar volume reached nearly $11,013.21 billion. In 1999, NASDAQ share volume was greater than that of all other U.S. stock markets. In addition, in 1999 NASDAQ listed 485 U.S. initial public offerings, which is four times more than any other U.S. stock market.

     The NASDAQ stock market is operated by the NASDAQ Stock Market, Inc., an independent subsidiary of the National Association of Securities Dealers, Inc. ("NASD"). Companies listed on the NASDAQ are separated into two major classifications, the NASDAQ SmallCap Market, for small to medium-sized companies, and the NASDAQ National Market, for larger companies with higher capitalization. The NASDAQ Stock Market includes companies of every type and every size, in every stage of development. Although companies listed on NASDAQ represent a broad spectrum of industries including agriculture, mining, construction, manufacturing, transportation, retail, banking and insurance, just to name a few, the greatest industry concentrations of companies listed on the NASDAQ are in information technology (including computer technology), telecommunications, pharmaceuticals, biotechnology, finance, banking and insurance.

     The recent acquisition by the NASD of the American Stock Exchange (AMEX), a floor-based trading system, has not altered or affected the NASDAQ system. Each market will continue to function as an independent subsidiary.

     DJIA. The Dow Jones Industrial Average ("DJIA") comprises 30 common stocks chosen by the editors of The Wall Street Journal as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors. Changes in the components of the DJIA are made entirely by the editors of The Wall Street Journal without consultation with the companies, the stock exchange or any official agency. For the sake of continuity, changes are made to achieve a better representation. The components of the DJIA may be changed at any time for any reason. Any changes in the

NYC55/7878.2
components of the DJIA after the date of this Prospectus will not cause a change in the identity of the common stocks included in the Old-Line/On-Line Portfolio, including any Additional Securities deposited in such Trust.

     The first DJIA, consisting of 12 stocks, was published in The Wall Street Journal in 1896. The list grew to 20 stocks in 1916 and to 30 stocks on October 1, 1928. For two periods of 17 consecutive years each, there were no changes to the list: March 1939-July 1956 and June 1959-August 1976. The DJIA last changed on November 1, 1999.


                      Stocks Currently Comprising the DJIA
AT&T Corporation                     Intel Corporation
Allied Signal                        International Business Machines Corporation
Aluminum Company of America          International Paper Company
American Express Company             Johnson & Johnson
Boeing Company                       J.P. Morgan & Company, Inc.
Caterpillar Inc.                     McDonald's Corporation
Citigroup Inc.                       Merck & Company, Inc.
Coca-Cola Company                    Microsoft Corporation
E.I. du Pont de Nemours and Company  Minnesota Mining & Manufacturing Company
Eastman Kodak Company                Phillip Morris Companies, Inc.
Exxon Mobil Corporation              Proctor & Gamble Company
General Electric Company             SBC Communications Inc.
General Motors Corporation           United Technologies Corporation
Hewlett-Packard Company              Wal-Mart Stores, Inc.
Home Depot Inc.                      Walt Disney Company

     NYSE. The New York Stock Exchange (NYSE) is the world's largest equity market. The NYSE is a floor-based, auction market trading system. In 1999, there were approximately 809.2 million shares traded each day. Approximately 3,025 domestic and foreign companies are listed on the NYSE with over 280.9 billion shares outstanding and total market capitalization of nearly $12.3 trillion.

     The NYSE consists of large, mid-sized and smaller companies in all business sectors. Moreover, virtually every leading industrial, financial and service corporation is listed on the NYSE. To be considered for listing on the NYSE, a company must meet specified levels of net earnings, assets, and trading volume, and its shares must be widely held by investors.

     SUBSTITUTION OF SECURITIES. In the event of a failure to deliver any Security that has been purchased for the Trusts under a contract ("Failed Securities"), the Sponsor is authorized under each Trust Agreement to direct the Trustee to acquire other securities ("Substitute Securities") to make up the original corpus of the Trusts.

     The Substitute Securities must be purchased within 20 days after delivery of the notice of the failed contract. Where the Sponsor purchases Substitute Securities in order to replace Failed Securities, the purchase price may not exceed the purchase price of the Failed Securities and the Substitute Securities must be substantially similar to the Securities originally contracted for and not delivered.

     Whenever a Substitute Security has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Unitholders of that Trust of the acquisition of the Substitute Security and the Trustee shall, on the next

NYC55/7878.2

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

Distribution Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Substitute Security.

     In the event no substitution is made, the proceeds of the sale of Securities will be distributed to Unitholders as set forth under "Rights of Unitholders--Distributions." In addition, if the right of substitution shall not be utilized to acquire Substitute Securities in the event of a failed contract, the Sponsor will cause to be refunded the sales charge attributable to such Failed Securities to all Unitholders, and distribute the principal and dividends, if any, attributable to such Failed Securities on the next Distribution Date.

                               RISK CONSIDERATIONS

     COMMON STOCK. An investment in Units should be made with an understanding of the risks inherent in any investment in common stocks including the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the Units). Additional risks include those associated with the right to receive payments from the issuer which is generally inferior to the rights of creditors of, or holders of, debt obligations or preferred stock issued by the issuer. Holders of common stocks have a right to receive dividends only when, if, and in the amounts declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks usually have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also usually entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

     Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which can adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (which value will be subject to market fluctuations prior thereto), common stocks have neither fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The value of the common stocks in the Trusts thus may be expected to fluctuate over the life of the Trusts to values higher or lower than those prevailing on the Initial Date of Deposit.

     Unitholders will be unable to dispose of any of the Securities in the Trusts, and, as such, will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trusts and will vote in accordance with the instructions of the Sponsor.

NYC55/7878.2

     COMPUTER/COMPUTER TECHNOLOGY INDUSTRIES. The Industrial and Technology Trusts may be considered to be concentrated in the common stock of companies engaged in the computer and computer technology industries. As discussed, the value of the Units of the Trusts may be susceptible to various factors affecting these industries. Companies in the rapidly changing field of computer and computer technology face special risks. For example, their products or services may not prove commercially successful or may become obsolete quickly. As such, the Trusts may not be an appropriate investment for individuals who are not long-term investors and whose primary objective is safety of principal or stable income from their investments. The computer and computer technology-related industries may be subject to greater governmental regulation than many other industries and changes in governmental policies and the need for regulatory approvals may have a material adverse effect on these industries. Additionally, companies in these industries may be subject to risks of developing computer technologies, competitive pressures and other factors and are dependent upon consumer and business acceptance as new computer technologies evolve.

     INTERNET COMPANIES. Companies in the Trusts may be subject to the problems and risks inherent in the technology sectors in general. In addition, the market in which Internet companies compete is characterized by rapidly changing technology, rapid product and service obsolescence, cyclical market patterns, intense competition, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

     Based on the trading history of Internet stocks, factors such as the announcement of new products, the development of new technologies or the general condition of the industry have caused and are likely to cause the market price of these stocks to fluctuate substantially. In addition Internet stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem Units at a price equal to or greater than the original price paid for such Units.

     Many Internet companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trusts. The above factors could adversely affect the value of the Trusts' Units.

     The Trusts' investments in securities of technology related companies present certain risks that may not exist to the same degree in other types of investments. Technology stocks, in general, tend to be relatively volatile as compared to other types of investments. Any such volatility will be reflected in the value of the Trusts' Units. The technology and science areas may be subject to greater government regulation than many other areas and changes in governmental policies and the need for regulatory approvals may have a material adverse effect on these areas. Additionally, companies in these areas may be subject to risks of developing technologies, competitive

NYC55/7878.2
pressures and other factors and are dependent upon consumer and business acceptance as new technologies evolve. Competitive pressures may have a significant effect on the financial condition of companies in the technology sector. For example, if technology continues to advance at an accelerated rate, and the number of companies and product offerings continues to expand, these companies could become increasingly sensitive to short product cycles and aggressive pricing. Further, companies in the technology industry spend heavily on research and development and are subject to the risk that their products or services may not prove commercially successful or may become obsolete quickly.

     Certain companies whose securities are included in the Trust are engaged in providing local, long-distance and wireless services, in the manufacture of telecommunications products and in a wide range of other activities including directory publishing, information systems and the operation of voice, data and video telecommunications networks.

     Payment on common stocks of companies in the telecommunications industry, including local, long-distance and cellular service, the manufacture of telecommunications equipment, and other ancillary services, is generally dependent upon the amount and growth of customer demand, the level of rates permitted to be charged by regulatory authorities and the effects of inflation on the cost of providing services and the rate of technological innovation. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technology. Telecommunications companies are undergoing significant change due to varying and evolving levels of governmental regulation or deregulation and other factors. As a result, competitive pressures are intense and the securities of such companies may be subject to significant price volatility.

     The domestic companies in the Trusts may consist of former government owned telecommunications systems that have been privatized in states. The Sponsor cannot predict whether such privatization will continue in the future or what, if any, effect this will have on the Trusts.

     The Sponsor believes that the information summarized above for the computer/computer technology industries describes some of the more significant aspects relating to the risks associated with investing in the Trusts which may have a "concentration" in these industries. The sources of such information are obtained from research reports as well as other publicly available documents. While the Sponsor has not independently verified this information, they have no reason to believe that such information is not correct in all material respects.

     FIXED PORTFOLIO. Unlike a "managed" investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the Trusts. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interests of the Unitholders to do so. All the Securities in the Trusts are liquidated or distributed during the Liquidation Period. Since the Trusts will not sell Securities in response to ordinary market fluctuation, but only at each of the Trust's termination or upon the occurrence of certain events, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of a Trust. See "Administration of Trusts--Trust Supervision." Some of the Securities in the Trusts may also be owned by other clients of the Sponsor and its affiliates. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trusts would be impermissible, such as to maximize return by taking advantage of market fluctuations. Although the Trusts are

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

regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by the Trusts to take advantage of market fluctuations or changes in anticipated rates of appreciation.

     ADDITIONAL SECURITIES. Investors should be aware that in connection with the creation of additional Units subsequent to the Initial Date of Deposit, the Sponsor may deposit (i) Additional Securities, (ii) contracts to purchase Additional Securities or (iii) cash with instructions to purchase Additional Securities, in each instance maintaining the original proportionate relationship, subject to adjustment under certain circumstances, of the numbers of shares of each Security in a Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trusts. Brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trusts. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unitholder's Units and the Income per Unit received by the Trusts.

     In particular, Unitholders who purchase Units during the initial offering period will experience a dilution of their investment as a result of any brokerage fees paid by the Trusts during subsequent deposits of Additional Securities purchased with cash deposited. In order to minimize these effects, the Trusts will try to purchase Securities as near as possible to the Evaluation Time or at prices as close as possible to the prices used to evaluate Trust Units at the Evaluation Time. In addition, subsequent deposits to create such additional Units will not be covered by the deposit of a bank letter of credit. In the event that the Sponsor does not deliver cash in consideration for the additional Units delivered, the Trusts may be unable to satisfy their contracts to purchase the Additional Securities. The failure of the Sponsor to deliver cash to the Trusts, or any delays in the Trusts receiving such cash, may have significant adverse consequences for the Trusts.

     ORGANIZATION COSTS. The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the completion of the initial offering period, which is expected to be 90 days from the Initial Date of Deposit (a significantly shorter time period than the life of the Trust). During the initial offering period, there may be a decrease in the value of the Trust Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount set forth under "Plus Estimated Organization Costs" in the Summary of Essential Information, this will also result in a greater effective costs per Unit to Unitholders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities to an extent which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

     TERMINATION. Each of the Trusts may be terminated at any time and all outstanding Units liquidated if the net asset value of a Trust falls below 40% of the aggregate net asset value of that Trust at the completion of the initial public offering period. Investors should note that if the net asset value of a Trust should fall below the applicable minimum value, the Sponsor may then terminate that Trust, at its sole discretion, prior to the Termination Date specified in the Summary of Essential Information.

NYC55/7878.2

     LEGAL PROCEEDINGS AND LEGISLATION. At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to the Securities in the Trusts or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation, regulation or deregulation will not have a material adverse effect on the Trusts or will not impair the ability of the issuers of the Securities to achieve their business goals.

                              PUBLIC SALE OF UNITS

     PUBLIC OFFERING PRICE. The Public Offering Price of the Units for the Trusts is computed by adding the applicable initial sales charge to the aggregate value of the Securities (as determined by the Trustee) and any cash held to purchase Securities, divided by the number of Units of the Trust outstanding.

     The total sales charge consists of an initial sales charge and a deferred sales charge equal in the aggregate, to a maximum charge of 2.95% of the Public Offering Price (3.040% of the net amount invested in Securities). The initial sales charge is computed by deducting the deferred sales charge ($19.50 per 100 Units) from the aggregate maximum sales charge of 2.95%. The initial sales charge on the Initial Date of Deposit is 1.00% of the Public Offering Price. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in a Trust. The initial sales charge is deducted from the purchase price $1.95 per 100 Units and is accrued in ten monthly installments commencing on _____ 1, 2000 and will be charged to the Principal Account on the first day of each month thereafter through ______ 1, 2001. If a Deferred Sales Charge Payment Date is not a business day, the payment will be charged to a Trust on the next business day. To the extent the entire deferred sales charge of $19.50 per 100 Units has not been so deducted at the time of repurchase or redemption of units prior to _________ 1, 2001, any unpaid amount will be deducted from the proceeds or in calculating an in kind distribution.

     Valuation of Securities by the Trustee is made at the close of business on the NYSE on each business day. Securities quoted on a national exchange or NASDAQ are valued at the closing sale price. Securities not so quoted are valued in the manner described in the Indenture.

     PUBLIC DISTRIBUTION OF UNITS. Units will be distributed to the public at the Public Offering Price through the Sponsor and may also be distributed through dealers. The Sponsor intends to qualify the Units for sale in certain states.

     VOLUME AND OTHER DISCOUNTS. Units of either Trust are available at a volume discount from the Public Offering Price based upon the number of Units purchased. This volume discount will result in the following reduction of the sales charge applicable to such purchases:

                                                                    Approximate
                                                                      Reduced
Number of Units                                                    Sales Charge
---------------                                                    ------------
10,000 but less than 25,000.......................................     2.70%
25,000 but less than 50,000.......................................     2.45%
50,000 but less than 100,000......................................     2.20%

     For transactions of at least 100,000 Units or more, the Sponsor may negotiate the applicable sales charge and such charge will be disclosed to any such purchaser. The Sponsor reserves the right to change the discounts from time to time.

NYC55/7878.2

     These discounts will apply to all purchases of Units by the same purchaser. Units purchased by the same purchasers in separate transactions will be aggregated for purposes of determining if such purchaser is entitled to a discount. Such purchaser must own at least the required number of Units at the time such determination is made. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. The discount is also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

     Unitholders of prior series of EST Symphony Trust or Equity Securities Trust (the "Prior Series") may "rollover" into the Trusts by exchanging units of the Prior Series for Units of the Trusts at their relative net asset values plus the applicable sales charge. Unitholders may purchase such Units subject to a reduced sales charge of 1.95% for the New Economy Blue Chip Portfolio and the Old-Line/On-Line Portfolio. (See "Administration of the Trusts--Trust Termination"). The rollover option described herein will also be available to investors in the Prior Series who elect to exchange units of a Prior Series for Units of either Trust. An exchange or rollover of units of a Prior Series for Units of the Trusts will generally be a taxable event.

     During the initial offering period, Unitholders who have redeemed units of a Trust, may purchase Units in an amount up to the amount redeemed, of such Trust, within thirty days after such redemption, at no sales charge.

     Employees (and their immediate families) of ING Funds Distributor, Inc. (and their affiliates) and of the special counsel to the Sponsor, may, pursuant to employee benefit arrangements, purchase Units of the Trusts without a sales charge at a price equal to the aggregate value of the underlying securities in the Trusts, divided by the number of Units outstanding. Such arrangements result in less selling effort and selling expenses than sales to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsor's secondary market, so long as it is being maintained.

     Units may be purchased in the primary or secondary market (including purchases by Rollover Unitholders at the Public Offering Price (for purchases which do not qualify for a volume discount) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Public Offering--Distribution of Units") by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person whom for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive the volume discount.

         Investors in any unit investment trust with a similar strategy as a Trust may utilize their termination proceeds to purchase Units of the Trusts subject only to the applicable deferred sales charge of 1.95% of the Public Offering Price.

NYC55/7878.2

     SPONSOR'S PROFITS. The Sponsor will receive a combined gross underwriting commission equal to the initial sales charge of 1.00% of the Public Offering Price per 100 Units (equivalent to 1.010% of the net amount invested in the Securities) for Trusts and the monthly Deferred Sales Charge of $1.95 per 100 units. Additionally, the Sponsor may realize a profit on the deposit of the Securities in the Trusts representing the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trusts (see "Portfolio" in Part A). The Sponsor may realize profits or sustain losses with respect to Securities deposited in the Trusts which were acquired from underwriting syndicates of which they were a member. All or a portion of the Securities deposited in the Trusts may have been acquired through the Sponsor.

     During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, the Underwriter may also realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence in the Public Offering Price received by the Sponsor for the Units. Cash, if any, made available to the Sponsor prior to settlement date for the purchase of Units may be used in the Sponsor's business subject to the limitations of 17 CFR 240.15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.

     Both upon acquisition of Securities and termination of the Trusts, the Trustee may utilize the services of the Sponsor for the purchase or sale of all or a portion of the Securities in the Trusts. The Sponsor may only receive brokerage commissions from the Trusts in connection with such purchases and sales in accordance with applicable law.

     In maintaining a market for the Units (see "Liquidity-Sponsor Repurchase") the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which it buys Units and the price at which it resells such Units.

                              RIGHTS OF UNITHOLDERS

     BOOK-ENTRY UNITS. Ownership of Units of the Trusts will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form at The Depository Trust Company ("DTC") through an investor's brokerage account. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor's DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trusts will be made in book-entry form through DTC. Ownership and transfer of Units will be evidenced and accomplished directly and indirectly only by book-entries made by DTC and its participants. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from broker-dealer or bank from whom their purchase was made. Transfer, and the requirements therefore, will be governed by the applicable procedures of DTC and the Unitholder's agreement with the DTC participant in whose name the Unitholder's Units are registered on the transfer records of DTC.

     DISTRIBUTIONS. Dividends, if any, received by a Trust are credited by the Trustee to an Income Account for that Trust. Other receipts, including the proceeds of Securities disposed of, are credited to a Principal Account for that Trust.

NYC55/7878.2

     Distributions to each Unitholder from the Income Account are computed as of the close of business on each Record Date for the following payment date and consist of an amount substantially equal to such Unitholder's pro rata share of the income credited to the Income Account, less expenses. Distributions from the Principal Accounts of the Trusts (other than amounts representing failed contracts, as previously discussed) will be computed as of each Record Date, and will be made to the Unitholders of a Trust on or shortly after the Distribution Date. Proceeds representing principal received from the disposition of any of the Securities between a Record Date and a Distribution Date which are not used for redemptions of Units will be held in the Principal Account and not distributed until the next Distribution Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date following the next Record Date.

     As of each Record Date, the Trustee will deduct from the Income Accounts of the Trusts, and, to the extent funds are not sufficient therein, from the Principal Accounts of the Trusts, amounts necessary to pay the expenses of the Trusts (as determined on the basis set forth under "Trust Expenses and Charges"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any applicable taxes or other governmental charges that may be payable out of the Trusts. Amounts so withdrawn shall not be considered a part of such Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Principal Accounts such amounts as may be necessary to cover redemptions of Units by the Trustee.

     The dividend distribution per 100 Units, if any, cannot be anticipated and may be paid as Securities are redeemed, exchanged or sold, or as expenses of each of the Trusts fluctuate. No distribution need be made from the Income Account or the Principal Account unless the balance therein is an amount sufficient to distribute $1.00 per 100 Units.

     RECORDS. The Trustee keeps records of the transactions of the Trusts at its corporate trust office including names, addresses and holdings of all Unitholders of record, a current list of the Securities and a copy of the Indenture. Such records are available to Unitholders for inspection at reasonable times during business hours.

     REPORTS TO HOLDERS. The Trustee will furnish Unitholders with each distribution a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per 100 Units. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unitholder of record, a statement showing:

          (i) as to the Income Account: dividends, interest and other cash amounts received, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, deductions for applicable taxes and fees and expenses of the Trusts, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year;

          (ii) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payments of applicable taxes and fees and expenses of the Trusts, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year;

NYC55/7878.2

          (iii) a list of the Securities held, a list of Securities purchased, sold or otherwise disposed of during the calendar year and the number of Units outstanding on the last business day of such calendar year;

          (iv) the Redemption Price per 100 Units based upon the last computation thereof made during such calendar year; and

          (v) amounts actually distributed to Unitholders during such calendar year from the Income and Principal Accounts, separately stated, of the Trusts, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year.

     Unitholders will be furnished with evaluations of Securities upon request to the Trustee in order to comply with Federal and state tax reporting requirements.

                                    LIQUIDITY

     SPONSOR REPURCHASE. Unitholders who wish to dispose of their Units should inquire of the Sponsor as to current market prices prior to making a tender for redemption. The aggregate value of the Securities will be determined by the Trustee on a daily basis and computed on the basis set forth under "Trustee Redemption." The Sponsor does not guarantee the enforceability, marketability or price of any Securities in the Portfolios or of the Units. The Sponsor may discontinue the repurchase of Units if the supply of Units exceeds demand, or for other business reasons. The date of repurchase is deemed to be the date on which redemption requests are received in proper form, by ING Funds Distributor, Inc., 230 Park Avenue, New York, New York 10169. Redemption requests received after 4 P.M., New York Time, will be deemed to have been repurchased on the next business day. In the event a market is not maintained for the Units, a Unitholder may be able to dispose of Units only by tendering them to the Trustee for redemption.

     Units purchased by the Sponsor in the secondary market may be reoffered for sale by the Sponsor at a price based on (i) the aggregate value of the Securities in a Trust plus (ii) an initial sales charge 1% (or 1.010% of the net amount invested) and the monthly Deferred Sales Charge of $1.95 per 100 Units plus (iii) a pro rata portion of amounts, if any, in the Income and Principal Accounts. Any Units that are purchased by the Sponsor in the secondary market also may be redeemed by the Sponsor if it determines such redemption to be in its best interest.

     The Sponsor may, under certain circumstances, as a service to Unitholders, elect to purchase any Units tendered to the Trustee for redemption (see "Liquidity--Trustee Redemption"). Factors that the Sponsor will consider in making a determination will include the number of Units of all Trusts which it has in inventory, its estimate of the stability and the time required to sell such Units and general market conditions. For example, if in order to meet redemptions of Units the Trustee must dispose of Securities, and if such disposition cannot be made by the redemption date (three calendar days after tender), the Sponsor may elect to purchase such Units. Such purchase shall be made by payment to the Unitholder not later than the close of business on the redemption date of an amount equal to the Redemption Price on the date of tender.

     TRUSTEE REDEMPTION. At any time prior to the Evaluation Time on the business day preceding the commencement of the Liquidation Period (approximately fifteen months from the Date of Deposit), Units may also be tendered to the Trustee for redemption upon payment of any relevant tax by contacting the Sponsor holding such

NYC55/7878.2

Units in street name. In certain instances, additional documents may be required, such as trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian. At the present time there are no specific taxes related to the redemption of Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

     Within three business days following a tender for redemption, the Unitholder will be entitled to receive an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Summary of Essential Information" in Part A on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee. For Units received after the close of trading on the NASDAQ or NYSE (4:00 p.m. Eastern Time), the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

     A Unitholder will receive his redemption proceeds in cash and amounts paid on redemption shall be withdrawn from the Income Accounts, or, if the balance therein is insufficient, from the Principal Accounts. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemptions. Such sales, if required, can result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the particular Trust will be reduced. The Securities to be sold will be selected by the Trustee in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Security. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trusts. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts specified will be approximately 100 shares for readily marketable Securities.

     The Redemption Price per Unit is the pro rata share of the Unit in the Trusts determined by the Trustee on the basis of (i) the cash on hand in the particular Trust or moneys in the process of being collected, (ii) the value of the Securities in the Trust as determined by the Trustee, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) cash allocated for the distribution to Unitholders of record as of the business day prior to the evaluation being made. As of the close of the initial public offering period, the Redemption Price per 100 Units will be reduced to reflect the payment of the per 100 Unit organization costs to the Sponsor. The Trustee may determine the value of the Securities in each of the Trusts in the following manner: because the Securities are listed on national securities exchanges, this evaluation is based on the closing sale prices on those exchanges. Unless the Trustee deems these prices inappropriate as a basis for evaluation or if there is no such closing purchase price, then the Trustee may utilize, at the Trusts' expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (i) on the basis of current bid prices for comparable securities, (ii) by appraising the value of the Securities on the bid side of the market or (iii) by any combination of the above.

     Any Unitholder tendering 2,500 Units or more of a Trust for redemption may request, by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption, a distribution of shares of Securities and cash in an amount and value equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in kind distributions ("In Kind Distributions") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's

NYC55/7878.2
broker-dealer at DTC. An In Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising a Trust portfolio and cash from the Principal Accounts equal to the balance of the Redemption Price to which the tendering Unitholder is entitled. If funds in the Principal Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described above.

     The Trustee is irrevocably authorized in its discretion, if the Sponsor does not elect to purchase a Unit tendered for redemption or if the Sponsor tenders a Unit for redemption, in lieu of redeeming such Unit, to sell such Unit in the over-the-counter market for the account of the tendering Unitholder at prices which will return to the Unitholder an amount in cash, net after deducting brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Unit. The Trustee will pay the net proceeds of any such sale to the Unitholder on the day he would otherwise be entitled to receive payment of the Redemption Price.

     The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the NASDAQ, NYSE, or AMEX is closed, other than customary weekend and holiday closings, or when trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee and the Sponsor are not liable to any person or in any way for any loss or damage which may result from any such suspension or postponement.

                          ADMINISTRATION OF THE TRUSTS

     TRUST SUPERVISION. Each Trust is a unit investment trust and is not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolios of the Trusts, however, will not be managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from a portfolio. Although the portfolios of the Trusts are regularly reviewed, because of the formula employed in selecting the Securities, it is unlikely the Trusts will sell any of the Securities other than to satisfy redemptions of Units, or to cease buying Additional Securities in connection with the issuance of additional Units. However, the Trust Agreement provides that the Sponsor may direct the disposition of Securities upon the occurrence of certain events including: (i) default in payment of amounts due on any of the Securities; (ii) institution of certain legal proceedings; (iii) default under certain documents materially and adversely affecting future declaration or payment of amounts due or expected;
(iv) determination of the Sponsor that the tax treatment of the Trusts as a grantor trust would otherwise be jeopardized; (v) decline in price as a direct result of serious adverse credit factors affecting the issuer of a Security which, in the opinion of the Sponsor, will make the retention of the Security detrimental to the Trusts or the Unitholders; or (vi) that there has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in the opinion of the Sponsor the sale or tender of the Security is in the best interest of the Unitholders. Furthermore, the Trusts will likely continue to hold a Security and purchase additional shares notwithstanding its ceasing to be (i) ranked as one of the 25 best performing stocks on the S&P 500 Index, as measured by price appreciation, or (ii) included as one of the highest traded stocks on the NASDAQ or NYSE with a price appreciation of 40% or greater.

     In addition, each Trust Agreement provides as follows:

          1. If a default in the payment of amounts due on any Security occurs pursuant to provision (i)

NYC55/7878.2
     above and if the Sponsor fails to give immediate instructions to sell or hold that Security, the Trustee, within 30 days of that failure by the Sponsor, shall sell the Security.

          2. It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization, if any exchange or substitution is effected notwithstanding such rejection, any securities or other property received shall be promptly sold unless the Sponsor directs that it be retained.

          3. Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities, which shall be retained, shall be promptly sold unless the Sponsor directs that it be retained by the Trustee. The proceeds of any disposition shall be credited to the Income or Principal Accounts of a Trust.

          4. The Sponsor is authorized to increase the size and number of Units of the Trusts by the deposit of Additional Securities, contracts to purchase Additional Securities or cash or a letter of credit with instructions to purchase Additional Securities in exchange for the corresponding number of additional Units from time to time subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security in a Trust established on the Initial Date of Deposit is maintained to the extent practicable. The Sponsor may specify the minimum numbers in which Additional Securities will be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the original proportionate relationship. If Securities of an issue originally deposited are unavailable at the time of the subsequent deposit, the Sponsor may (i) deposit cash or a letter of credit with instructions to purchase the Security when it becomes available, or (ii) deposit (or instruct the Trustee to purchase) either Securities of one or more other issues originally deposited or a Substitute Security.

     In determining whether to dispose of or hold Securities, new securities or property, the Sponsor may be advised by the Portfolio Supervisor.

     TRUST AGREEMENT AND AMENDMENT. The Trust Agreements may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to: (i) cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (ii) change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (iii) make such other provisions in regard to matters arising thereunder as shall not adversely affect the interests of the Unitholders.

     The Trust Agreements may also be amended in any respect, or performance of any of the provisions thereof may be waived, with the consent of investors holding 662/3% of the Units then outstanding for the purpose of modifying the rights of Unitholders; provided that no such amendment or waiver shall reduce any Unitholder's interest in the Trusts without his consent or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of the holders of all Units. The Trust Agreements may not be amended, without the consent of the holders of all Units in the Trusts then outstanding, to increase the number of Units issuable or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in such Trust, except in accordance with the provisions of the Trust Agreements. The Trustee shall promptly notify Unitholders, in writing, of the substance of any such amendment.

NYC55/7878.2

     TRUST TERMINATION. The Trust Agreements provide that a Trust shall terminate as of the Evaluation Time on the business day preceding the commencement of the Liquidation Period or upon the maturity, redemption or other disposition, as the case may be, of the last of the Securities held in such Trust but in no event is it to continue beyond the Mandatory Termination Date if the value of a Trust shall be less than the minimum amount set forth under "Summary of Essential Information" in Part A, the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate such Trust. Each Trust may also be terminated at any time with the consent of the investors holding 100% of the Units then outstanding. The Trustee may utilize the services of the Sponsor for the sale of all or a portion of the Securities in the Trusts, and in so doing, the Sponsor will determine the manner, timing and execution of the sales of the underlying Securities. Any brokerage commissions received by the Sponsor from the Trusts in connection with such sales will be in accordance with applicable law. In the event of termination, written notice thereof will be sent by the Trustee to all Unitholders. Such notice will provide Unitholders with the following three options by which to receive their pro rata share of the net asset value of the Trusts and requires their election of one of the three options by notifying the Trustee by returning a properly completed election request:

          1. a Unitholder who owns at least 2,500 units and whose interest in a Trust will entitle it to receive at least one share of each underlying Security will have its Units redeemed on or about the commencement of the Liquidation Period. This will be accomplished by distribution of the Unitholder's pro rata share of the net asset value of the Trust on such date distributed in kind to the extent represented by whole shares of underlying Securities and the balance in cash within three business days next following the commencement of the Liquidation Period. Unitholders subsequently selling such distributed Securities will incur brokerage costs when disposing of such Securities. Unitholders should consult their own tax adviser in this regard;

          2. to receive in cash such Unitholder's pro rata share of the net asset value of a Trust derived from the sale by the Sponsor as the agents of the Trustee of the underlying Securities during the Liquidation Period. The Unitholder's pro rata share of its net assets of a Trust will be distributed to such Unitholder within three days of the settlement of the trade of the last Security to be sold; and/or

          3. to invest such Unitholder's pro rata share of the net assets of a Trust derived from the sale by the Sponsor as agent of the Trustee of the underlying Securities in units of a subsequent series of The Pinnacle Family of Trusts (the "New Series") provided one is offered. It is expected that a special redemption and liquidation will be made of all Units of the Trust held by Unitholders (the "Rollover Unitholders") who affirmatively notify the Trustee of their election to participate in this option on or prior to the Rollover Notification Date set forth in the "Summary of Essential Information" for the Trusts in Part A. The Units of a New Series will be purchased by the Unitholder within three business days of the settlement of the trade for the last Security to be sold. Such purchaser will be entitled to a reduced sales charge upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trusts described in this Prospectus, and that similar options with respect to the termination of such New Series will be available. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. A Unitholder's election to participate in this option will be treated as an indication of interest only. At any time prior to the purchase by the Unitholder of units of a New Series such Unitholder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities. An election of this option will not prevent the Unitholder from recognizing taxable gain or loss (except in the case of a loss, if and to the extent that Securities contained in the New Series are treated as substantially identical to

NYC55/7878.2

     Securities held by a Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Unitholders should consult their own tax advisers in this regard.

     Unitholders who do not make any election will be deemed to have elected to receive the termination distribution in cash (option number 2).

     The Sponsor has agreed that, to the extent it effects the sales of underlying Securities for the Trustee, in the case of the second and third options during the Liquidation Period such sales will be free of brokerage commissions. The Sponsor, on behalf of the Trustee, will sell the Securities by the last business day of the Liquidation Period unless prevented by unusual and unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy. The Redemption Price Per 100 Units upon the settlement of the last sale of Securities during the Liquidation Period will be distributed to Unitholders in redemption of such Unitholders' interest in a Trust.

     Depending on the amount of proceeds to be invested in Units of the New Series and the amount of other orders for Units in the New Series, the Sponsor may purchase a large amount of securities for the New Series in a short period of time. The Sponsor's buying of securities may tend to raise the market prices of these securities. The actual market impact of the Sponsor's purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the Liquidation Period; depending on the number of sales required, the prices of and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds of such sales. The Sponsor believes that the sale of underlying Securities over the Liquidation Period described above is in the best interest of a Unitholder and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Securities may be sold in fewer than seven days if, in the Sponsor's judgment, such sales are in the best interest of Unitholders. The Sponsor, in implementing such sales of securities on behalf of the Trustee, will seek to maximize the sales proceeds and will act in the best interests of the Unitholders. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

     Section 17(a) of the Investment Company Act of 1940 generally prohibits principal transactions between registered investment companies and their affiliates. Pursuant to an exemptive order issued by the SEC, each terminating Series of the EST Symphony Trust can sell Duplicated Securities directly to a New Series. The exemption will enable the Trusts to eliminate commission costs on these transactions. The price for those securities transferred will be the closing sale price on the sale date on the national securities exchange where the securities are principally traded, as certified and confirmed by the Trustee.

     The Sponsor may for any reason, in its sole discretion, decide not to sponsor any subsequent series of the Trusts, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor will notify the Trustee of that decision, and the Trustee will notify the Unitholders. All Unitholders will then elect either option 1, if eligible, or option 2.

     By electing to rollover into the New Series, the Unitholder indicates his interest in having his terminating distribution from the Trusts invested only in the New Series created following termination of the Trusts; the Sponsor expects, however, that a similar rollover program will be offered with respect to all subsequent series of the Trusts, thus giving Unitholders an opportunity to elect to rollover their terminating distributions into a New Series. The availability of the rollover privilege does not constitute a solicitation of offers to purchase units of a New Series

NYC55/7878.2
or any other security. A Unitholder's election to participate in the rollover program will be treated as an indication of interest only. The Sponsor intends to coordinate the date of deposit of a future series so that the terminating trusts will terminate contemporaneously with the creation of a New Series. The Sponsor reserves the right to modify, suspend or terminate the rollover privilege at any time.

     In the event the Sponsor determines that a redemption in kind and subsequent investment in a New Series by a Unitholder may be accomplished in a manner that will not result in the recognition of gain or loss for Federal income tax purposes with respect to any Securities included in the portfolio of the New Series, Unitholders will be notified at least 30 days prior to the Rollover Notification Date of the procedures and process necessary to facilitate such tax treatment.

     THE SPONSOR. ING Funds Distributor, Inc., an Iowa corporation, is a wholly owned indirect subsidiary of ING Groep N.V. ING Groep N.V., among the leading global financial services organizations, is engaged in asset management, banking and insurance activities in 60 countries worldwide with over 90,000 employees. The Sponsor is a member of the National Association of Securities Dealers, Inc.

     The information included herein is only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. The Sponsor will be under no liability to Unitholders for taking any action, or refraining from taking any action, in good faith pursuant to the Trust Agreements, or for errors in judgment except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

     The Sponsor may resign at any time by delivering to the Trustee an executed instrument of resignation. If at any time the Sponsor shall resign or fail to perform any of its duties under a Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may either (i) appoint a successor sponsor; (ii) terminate a Trust Agreement and liquidate the Trusts; or (iii) continue to act as Trustee without terminating a Trust Agreement. Any successor sponsor appointed by the Trustee shall be satisfactory to the Trustee and, at the time of appointment, shall have a net worth of at least $1,000,000.

     THE TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York, having its offices at 101 Barclay Street, New York, New York 10286. The Trustee is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The Trustee shall not be liable or responsible in any way for taking any action, or for refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment; or for any disposition of any moneys, Securities or Units in accordance with the Trust Agreement, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties; provided, however, that the Trustee shall not in any event be liable or responsible for any evaluation made by any independent evaluation service employed by it. In addition, the Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or the Trusts which it may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities pursuant to the Trust Agreements. The Trustee has not participated in the selection of the Trusts' Securities.

NYC55/7878.2

     For further information relating to the responsibilities of the Trustee under the Trust Agreements, reference is made to the material set forth under "Rights of Unitholders."

     The Trustee may resign by executing an instrument in writing and filing the same with the Sponsor, and mailing a copy of a notice of resignation to all Unitholders. In such an event the Sponsor is obligated to appoint a successor Trustee as soon as possible. In addition, if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreements. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. If upon resignation of the Trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of the Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor.

     Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must always be a banking corporation organized under the laws of the United States or any State and have at all times an aggregate capital, surplus and undivided profits of not less than $2,500,000.

                           TRUST EXPENSES AND CHARGES

     Investors will reimburse the Sponsor for all or a portion of the estimated costs incurred in organizing and offering the Trusts (collectively, the "organization costs") -- including the cost of the initial preparation and execution of the Trust Agreements, registration of the Trusts and the Units under the Investment Company Act of 1940 and the Securities Act of 1933 and state registration fees, the initial fees and expenses of the Trustee, legal expenses and other actual out-of-pocket costs. The estimated organization costs will be paid from the assets of the Trusts as of the close of the initial public offering period (which may be between 30 and 90 days). To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trusts. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsor. All advertising and selling expenses, as well as any organizational costs not paid by the Trusts, will be borne by the Sponsor at no cost to the Trusts.

     ING Mutual Funds Management Co. LLC, an affiliate of ING Funds Distributor, Inc., will receive, for portfolio supervisory services to the Trusts, an Annual Fee in the amount set forth under "Summary of Essential Information" in Part A. The Portfolio Supervisor's fee may exceed the actual cost of providing portfolio supervisory services for the Trusts, but at no time will the total amount received for portfolio supervisory services rendered to all series of the EST Symphony Trust in any calendar year exceed the aggregate cost to the Portfolio Supervisor of supplying such services in such year. (See "Administration of the Trusts--Trust Supervision.")

     The Trustee will receive, for its ordinary recurring services to the Trusts, an annual fee in the amount set forth under "Summary of Essential Information" in Part A. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see "Administration of the Trusts" and "Rights of Unitholders."

NYC55/7878.2

     The Trustee's fees applicable to the Trusts are payable as of each Record Date from the Income Accounts of the Trusts to the extent funds are available and then from the Principal Accounts. Both the Portfolio Supervisor's and the Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent."

     The following additional charges are or may be incurred by the Trusts: (i) all expenses (including counsel fees) of the Trustee incurred and advances made in connection with its activities under the Trust Agreements, including the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unitholders; (ii) fees of the Trustee for any extraordinary services performed under the Trust Agreements; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trusts; (iii) indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as sponsor of the Trusts without gross negligence, bad faith or willful misconduct on its part; and (iv) all taxes and other governmental charges imposed upon the Securities or any part of the Trusts (no such taxes or charges are being levied, made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee's fees, when paid by or owing to the Trustee are secured by a first lien on the Trusts to which such expenses are charged. In addition, the Trustee is empowered to sell the Securities in order to make funds available to pay all expenses.

     The Sponsor will receive a Creation and Development Fee of .25% of the Trusts' average daily net asset value through the date of collection. This fee, which has historically been included in the gross sales fee, compensates the Sponsor for the creation and development of the Trusts, including the determination of the Trusts' objective and policies and portfolio compensation and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.

     Unless the Sponsor otherwise directs, the accounts of the Trusts shall be audited not less than annually by independent public accountants selected by the Sponsor. To the extent lawful, expenses of the audit shall be an expense of the Trusts. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.

                                REINVESTMENT PLAN

     Income and principal distributions on Units (other than the final distribution in connection with the termination of the Trusts) may be reinvested by participating in the Trusts' Reinvestment Plan. Under the plan, the Units acquired for participants will be either Units already held in inventory by the Sponsor or new Units created by the Sponsor's deposit of Additional Securities as described in "The Trusts--Deposit of Additional Securities" in this Part B. Units acquired by reinvestment will not be subject to a sales charge. Unitholders who participate in the Reinvestment Plan will nevertheless be subject to tax on their distributions in the manner described under "Tax Status." Investors should inform their broker when purchasing their Units if they wish to participate in the Reinvestment Plan. Thereafter, Unitholders should contact their broker if they wish to modify or terminate their election to participate in the Reinvestment Plan. In order to enable a Unitholder to participate in the Reinvestment Plan, with respect to a particular distribution on their Units, such notice must be made at least three business days prior to the Record Date for such distribution. Each subsequent distribution of income or principal on the participant's Units will be automatically applied by the Trustee to purchase additional Units of the Trusts. The Sponsor reserves the right to demand, modify or terminate the Reinvestment Plan at any time without prior notice.

NYC55/7878.2

The Reinvestment Plan for the Trusts may not be available in all states.

                                   TAX STATUS

     This is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units by U.S. citizens and residents and corporations organized in the United States. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of the Internal Revenue Code and does not address the tax consequences of Units held by dealers, financial institutions or insurance companies. Unitholders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units.

     In rendering the opinion set forth below, Paul, Hastings, Janofsky & Walker LLP has examined the Agreement, the final form of Prospectus dated the date hereof and the documents referred to therein, among others, and has relied on the validity of said documents and the accuracy and completeness of the facts set forth therein. In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing law:

          1. The Trusts will be classified as grantor trusts for Federal income tax purposes and not as partnerships or associations taxable as corporations. Classification of the Trusts as grantor trusts will cause the Trusts not to be subject to Federal income tax, and will cause the Unitholders of the Trusts to be treated for Federal income tax purposes as the owners of a pro rata portion of the assets of the Trusts. All income received by the Trusts will be treated as income of the Unitholders in the manner set forth below.

          2. The Trusts are not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Unitholder who is a New York resident, however, a pro rata portion of all or part of the income of the Trusts will be treated as income of the Unitholder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.

          3. During the 90-day period subsequent to the initial issuance date, the Sponsor reserves the right to deposit Additional Securities that are substantially similar to those deposited in initially establishing the Trusts. This retained right falls within the guidelines promulgated by the IRS and should not affect the taxable status of the Trusts.

     A taxable event will generally occur with respect to each Unitholder when the Trusts dispose of a Security (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of Units by the Unitholder. The price a Unitholder pays for its Units, including sales charges, is allocated among its pro rata portion of each Security held by the Trusts (in proportion to the fair market values thereof on the date the Unitholder purchases its Units) in order to determine its initial cost for its pro rata portion of each Security held by the Trusts.

     For Federal income tax purposes, a Unitholder's pro rata portion of dividends paid with respect to a Security held by the Trusts is taxable as ordinary income to the extent of such corporation's current or accumulated earnings and profits. A Unitholder's pro rata portion of dividends paid on a Security that exceed current and accumulated earnings and profits will first reduce a Unitholder's tax basis in the Security, and to the extent that such dividends exceed a Unitholder's tax basis in the Security will generally be treated as a capital gain.

     A Unitholder's portion of gain, if any, upon the sale, exchange or redemption of Units or the disposition of Securities held by the Trusts will generally be considered a capital gain and will be long-term if the Unitholder has

NYC55/7878.2
held its Units (and the Trust has held the Securities) for more than one year. Capital gains realized by corporations are generally taxed at the same rates applicable to ordinary income, but non-corporate taxpayers who realize long-term capital gains may be subject to a reduced tax rate of 20%, rather than the "regular" maximum tax rate of 39.6%. Tax rates may increase prior to the time when Unitholders may realize gains from the sale, exchange or redemption of the Units or Securities.

     A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trusts will generally be considered a capital loss and will be long-term if the Unitholder has held its Units (and the Trust has held the Securities) for more than one year. Capital losses are deductible to the extent of capital gains; in addition, up to $3,000 of capital losses ($1,500 for married individuals filing separately) recognized by non-corporate Unitholders may be deducted against ordinary income.

     A Unitholder that itemizes its deductions may also deduct its pro rata share of the fees and expenses of the Trusts, but only to the extent that such amounts, together with the Unitholder's other miscellaneous deductions, exceed 2% of its adjusted gross income. The deduction of fees and expenses is subject to limitations for individuals with incomes in excess of certain thresholds.

     After the end of each calendar year, the Trustee will furnish to each Unitholder an annual statement containing information relating to the dividends received by the Trusts on the Securities, the gross proceeds received by the Trusts from the disposition of any Security, and the fees and expenses paid by the Trusts. The Trustee will also furnish annual information returns to each Unitholder and to the Internal Revenue Service.

     A corporation (other than an S corporation and certain ineligible corporations) that owns Units will generally be entitled to a 70% dividends received deduction with respect to its pro rata portion of dividends taxable as ordinary income received by the Trusts from a domestic corporation or from a qualifying foreign corporation in the same manner as if such corporation directly owned the Securities paying such dividends. However, a corporation owning Units should be aware that there are additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days during the 90-day period beginning on the date that is 45 days before the date on which the stock becomes ex-dividend. Moreover, the allowable percentage of the deduction will be reduced if a corporate Unitholder owns stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

     As discussed in the section "Administration of the Trusts--Trust Termination," each Unitholder may have three options in receiving its termination distributions, namely (i) to receive its pro rata share of the underlying Securities in kind, (ii) to receive cash upon liquidation of its pro rata share of the underlying Securities, or (iii) to invest the amount of cash it will receive upon the liquidation of its pro rata share of the underlying Securities in units of a future series of the Trusts (if one is offered) at a reduced sales charge. A Unitholder that chooses option (i) should be treated as merely exchanging its undivided pro rata ownership of Securities held by the Trusts for sole ownership of a proportionate share of Securities, and therefore the transaction should be tax free to the extent the Securities are received.

     Entities that generally qualify for an exemption from Federal income tax, such as many pension trusts, are nevertheless taxed under Section 511 of the Code on unrelated business taxable income. Unrelated business taxable income is income from a trade or business regularly carried on by the tax-exempt entity that is unrelated to the entity's exempt purpose. Unrelated business taxable income generally does not include dividend or interest income

NYC55/7878.2
or gain from the sale of investment property, unless such income is derived from property that is debt-financed or is dealer property. A tax-exempt entity's dividend income from the Trusts and gain from the sale of Units in the Trusts or the Trusts' sale of Securities is not expected to constitute unrelated business taxable income to such tax-exempt entity unless the acquisition of the Unit itself is debt-financed or constitutes dealer property in the hands of the tax-exempt entity.

     Prospective investors are urged to consult their own tax advisers concerning the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units prior to investing in the Trusts.

                     EXCHANGE PRIVILEGE AND CONVERSION OFFER

     Unitholders will be able to elect to exchange any or all of their Units of a Trust for Units of one or more of any available series of EST Symphony Trust, Equity Securities Trust, Insured Municipal Securities Trust, Municipal Securities Trust, New York Municipal Trust or Mortgage Securities Trust (the "Exchange Trusts") subject only to the remaining deferred sales charge as set forth in the prospectus of the Exchange Trust (the "Exchange Privilege"). Unit owners of any registered unit investment trust for which there is no active secondary market in the units of such trust (a "Redemption Trust") will be able to elect to redeem such units and apply the proceeds of the redemption to the purchase of available Units of one or more series of an Exchange Trust (the "Conversion Trusts") at the Public Offering Price for units of the Conversion Trust subject only to the remaining deferred sales charge as set forth in the Prospectus of the Conversion Trust (the "Conversion Offer"). Under the Exchange Privilege, the Sponsors' repurchase price during the initial offering period of the Units being surrendered will be based on the market value of the Securities in the Trust Portfolio or on the aggregate offer price of the bonds in the other Trust Portfolios; and, after the initial offering period has been completed, will be based on the aggregate bid price of the securities in the particular Trust portfolio. Under the Conversion Offer, units of the Redemption trust must be tendered to the trustee of such trust for redemption at the redemption price determined as set forth in the relevant redemption Trust's prospectus. Units in an Exchange or Conversion Trust will be sold to the Unitholder at a price based on the aggregate offer price of the securities in the Exchange or Conversion Trust Portfolio (or for units of Equity Securities Trust, based on the market value of the underlying securities in the trust portfolio) during the initial public offering period of the Exchange or Conversion Trust; and after the initial public offering period has been completed, based on the aggregate bid price of the securities in the Exchange or Conversion Trust Portfolio if its initial offering has been completed plus accrued interest (or for units of Equity Securities Trust, based on the market value of the underlying securities in the trust portfolio) and a reduced sales charge.

     Except for Unitholders who wish to exercise the Exchange Privilege or Conversion Offer within the first five months of their purchase of Units of the Exchange or Redemption Trust, any purchaser who purchases Units under the Exchange Privilege or Conversion Offer will pay a lower sales charge than that which would be paid for the Units by a new investor. For Unitholders who wish to exercise the Exchange Privilege or Conversion Offer within the first five months of their purchase of Units of the Exchange or Redemption Trust, the sales charge applicable to the purchase of units of an Exchange or Conversion Trust shall be the greater of (i) the reduced sales charge of (ii) an amount which when coupled with the sales charge paid by the Unitholder upon his original purchase of Units of the Exchange or Redemption Trust would equal the sales charge applicable in the direct purchase of units of an Exchange or Conversion Trust.

     In order to exercise the Exchange Privilege the Sponsor must be maintaining a secondary market in the units of the available Exchange Trust. The Conversion Offer is limited only to unit owners of any Redemption Trust. Exercise of the Exchange Privilege and the Conversion Offer by Unitholders is subject to the following

NYC55/7878.2
additional conditions (i) at the time of the Unitholder's election to participate in the Exchange Privilege or the Conversion Offer, there must be units of the Unitholder's election to participate in the Exchange Privilege or the Conversion Offer, there must be units of the Exchange or Conversion Trust available for sale, either under the initial primary distribution or in the Sponsor's secondary market, (iii) exchanges will be effected in whole units only, (iv) Units of the Mortgage Securities Trust may only be acquired in blocks of 1,000 units and (v) Units of the Equity Securities Trust may only be acquired in blocks of 100 units. Unitholders will not be permitted to advance any funds in excess of their redemption in order to complete the exchange. Any excess proceeds received from a Unitholder for exchange, or from units being redeemed for conversion, will be remitted to such Unitholder.

     The Sponsor reserves the right to suspend, modify or terminate the Exchange Privilege and/or the Conversion Offer. The Sponsor will provide Unitholders of the Trust with 60 day's prior written notice of any termination or material amendment to the Exchange Privilege of the Conversion Offer, provided that, no notice need be given if (i) the only material effect of an amendment is not to reduce or eliminate the sales charge payable at the time of the exchange, to add one or more series of the Trust eligible for the Exchange Privilege or the Conversion Offer, to add any new unit investment trust sponsored by ING Funds Distributor, Inc. or a sponsor controlled by or under common control with ING Funds Distributor, Inc., or to delete a series which has been terminated from eligibility for the Exchange Privilege or the Conversion Offer (ii) there is a suspension of the redemption of units of an Exchange or Conversion Trust under
Section 22(e) of the Investment Company Act of 1940, or (iii) an Exchange Trust temporarily delays or ceases the sale of its units because it is unable to invest amounts effectively in accordance with its investment objectives, policies and restrictions. During the 60-day notice period prior to the termination or material amendment of the Exchange Privilege described above, the Sponsor will continue to maintain a secondary market in the units of all Exchange Trusts that could be acquired by the affected Unitholders. Unitholders may, during the 60-day period, exercise the Exchange Privilege in accordance with its terms then in effect.

     To exercise the Exchange Privilege, a Unitholder should notify the Sponsor of his desire to exercise his Exchange Privilege. To exercise the Conversion Offer, a unit owner of a Redemption Trust should notify his retail broker of his desire to redeem his Redemption Trust Units and use the proceeds for the redemption to purchase Units of one or more of the Conversion Trusts. If Units of a designated, outstanding series of an Exchange or Conversion Trust are at the time available for sale and such Units may lawfully be sold in the state in which the Unitholder is a resident, the Unitholder will be provided with a current prospectus or prospectuses relating to each Exchange or Conversion Trust in which he indicates an interest. He may then select the Trust or Trusts into which he desires to invest the proceeds from his sale of Units. The exchange transaction will operate in a manner essentially identical to a secondary market transaction except that units may be purchased at a reduced sales charge. The conversion transaction will be handled entirely through the unit owner's retail broker. The retail broker must tender the units to the trustee of the redemption Trust for redemption and then apply the proceeds to the redemption toward the purchase of units of a Conversion Trust at a price based on the aggregate offer or bid side evaluation per Unit or the Conversion Trust, depending on which price is applicable, plus accrued interest and the applicable sales charge. The certificates must be surrendered to the broker at the time the redemption order is placed and the broker must specify to the Sponsor that the purchase of Conversion Trust Units is being made pursuant to the Conversion Offer. The unit owner's broker will be entitled to retain a portion of the sales charge.

     TAX CONSEQUENCES OF THE EXCHANGE PRIVILEGE AND THE CONVERSION OFFER. A surrender of Units pursuant to the Exchange Privilege or the Conversion offer will constitute a "taxable event" to the Unitholder under the Internal Revenue Code. The Unitholder will realize a tax gain or loss that will be of a long- or short-term capital or ordinary income nature depending on the length of time the Units have been held and

NYC55/7878.2
other factors. (See "Tax Status".) A Unitholder's tax basis in the units acquired pursuant to the Exchange Privilege or Conversion Offer will be equal to the purchase price of such units. Investors should consult their own tax advisors as to the tax consequences to them of exchanging or redeeming units and participating in the Exchange Privilege or Conversion Offer.

                                  OTHER MATTERS

     LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, New York 10022 as counsel for the Sponsor. Emmet, Marvin & Martin, LLP, 120 Broadway, New York, New York 10271 have acted as counsel for the Trustee.

     PORTFOLIO SUPERVISOR. ING Mutual Funds Management Co. LLC, a Delaware limited liability company, is a wholly-owned indirect subsidiary of ING Groep N.V. and is an affiliate of the Sponsor.

     INDEPENDENT AUDITORS. The Statements of Financial Condition, including the Portfolios, are included herein in reliance upon the report of Ernst & Young LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

     PERFORMANCE INFORMATION. Total returns, average annualized returns or cumulative returns for various periods of the strategy, the related index and the Trusts may be included from time to time in advertisements, sales literature and reports to current or prospective investors. Total return shows changes in Unit price during the period plus any dividends and capital gains, divided by the original public offering price. Average annualized returns show the average return for stated periods of longer than a year. Sales material may also include an illustration of the cumulative results of like annual investments in a strategy during an accumulation period and like annual withdrawals during a distribution period. Figures for actual portfolios will reflect all applicable expenses and, unless otherwise stated, the maximum sales charge. No provision is made for any income taxes payable. Similar figures may be given for the Trusts applying the investment strategies to other indexes. Returns may also be shown on a combined basis. Trust performance may be compared to performance on a total return basis of the NASDAQ, NYSE or similar exchanges, as well as the DJIA, S&P 500 Index or other similar indices. In addition, total return comparisons may be made to performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc., Standard & Poor's Institutional Market Services and Center for Research in Security Prices (CRSP) at the University of Chicago or from publications such as The Wall Street Journal, Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of the Trusts' relative performance for any future period.

     Pending the approval of the National Association of Securities Dealers Regulation, the Sponsor may also include, in advertisements, sales literature and reports to current or prospective investors, the performance of hypothetical portfolios to which the Sponsor has applied the same investment objectives and selection strategies, as well as back-tested data of the historical performance of such strategies, as described in "The Trusts--The Securities" and which the Sponsor intends to apply to the selection of securities for the Trusts. This performance information is intended to illustrate each of the Trust's strategies and should not be interpreted as indicative of the future performance of the Trusts.

NYC55/7878.2

     No person is authorized to give
any information or to make any
representations not contained in this
Prospectus and you should not rely on          EST SYMPHONY TRUST, SERIES 27
any other information. The Trusts are
registered as a unit investment trust                     LOGO
under the Investment Company Act of
1940. Such registration does not              New Economy Blue Chip Portfolio
imply that the Trusts or any of its             Old-Line/On-Line Portfolio
Units have been guaranteed,
sponsored, recommended or approved by           (A Unit Investment Trust
the United States or any state or any      comprised of two separate portfolios)
agency or officer thereof.
                                                        PROSPECTUS

                                                  DATED: __________, 2000
          Table of Contents
                                                         SPONSOR:

                                                 ING FUNDS DISTRIBUTOR, INC.
Title                            Page                 230 Park Avenue
 PART A                                           New York, New York 10169
Investment Summary............... A-2                 (212) 309-8650
Fee Table.........................A-6
Summary of Essential Information..A-8
Statements of Financial                                  TRUSTEE:
 Condition.......................A-10
Portfolio........................A-12               THE BANK OF NEW YORK
Report of Independent Auditors...A-14                101 Barclay Street
 PART B                                           New York, New York 10286
The Trusts....................... B-1
Risk Considerations...............B-5
Public Sale of Units..............B-9
Rights of Unitholders............B-11
Liquidity........................B-13
Administration of the Trusts.....B-15
Trust Expenses and Charges.......B-19
Reinvestment Plan............... B-21
Tax Status.......................B-22
Exchange Privilege and
 Conversion Offer................B-24
Other Matters....................B-26

This  Prospectus does not contain all
of the  information  set forth in the
registration  statement,  filed  with
the SEC, Washington,  D.C., under the
Securities  Act  of  1933  (file  no.
333-_______),   and  the   Investment
Company   Act  of  1940   (file   no.
811-08945), and to which reference is
made. Information may be reviewed and
copied  at  the  Commission's  Public
Reference  Room,  and  information on
the  Public  Reference  Room  may  be
obtained   by  calling   the  SEC  at
1-202-942-8090.    Copies    may   be
obtained from the SEC by:

     o    visiting the SEC Internet
          address: http://www.sec.gov
     o    electronic request (after       This  Prospectus  does not constitute
          paying a duplicating fee)       an offer to sell,  or a  solicitation
          at the following E-mail         of an offer to buy, securities in any
          address: pulicinfo@sec.gov      state to any person to whom it is not
     o    writing: Public Reference       lawful  to make  such  offer  in such
          Section of the Commission,      state.
          450 Fifth Street, N.W.,
          Washington, D.C. 20549-6009



NYC55/7878.2

           PART II--ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A--BONDING ARRANGEMENTS

     The employees of ING Funds Distributor, Inc. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $2,000,000.

ITEM B--CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet on Form S-6.
          The Cross-Reference Sheet (incorporated by reference to the
           Cross-Reference Sheets to the Registration Statements of Equities Securities Trust, Series 12, 1997 Triple Strategy Trust II
          The Prospectus consisting of        pages.
          Undertakings.
          Signatures.

     Written consents of the following persons:

          Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 3.1) Ernst & Young LLP

     The following exhibits:


     *99.1.1 -- Reference Trust Agreements including certain amendments to the Trust Indenture and Agreement referred to under Exhibit 99.1.1.1 below.

     99.1.1.1 -- Form of Trust Indenture and Agreement (filed as Exhibit 1.1.1 to Amendment No. 2 to Form S-6 Registration Statement No. 333-35204 of the EST Symphony Trust, Series 26, EquiT's II on June 13, 2000 and incorporated herein by reference).

     99.1.3.5 -- Articles of Incorporation and Articles of Amendment of ING Funds Distributor, Inc. (filed as Exhibit 99.1.3.5 to Amendment No.2 to the Form S-6 Registration Statement No. 333-31048 of The Pinnacle Trust, Internet Trust Series I on March 28, 2000 and incorporated herein by reference).

     99.1.3.6  -- By-Laws of ING Funds Distributor, Inc. (filed as Exhibit
               99.1.3.6 to Amendment No. 2 to the Form S-6 Registration Statement No. 333-31048 of The Pinnacle Trust, Internet Trust Series I on March 28, 2000 and incorporated herein by reference).

     *99.3.1 -- Opinion of Paul, Hastings, Janofsky & Walker LLP as to the legality of the securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Legal Opinions" in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.

---------------
     * To be filed by Amendment.

NYC55/7878.2

     99.6.0 -- Power of Attorney of ING Funds Distributor, Inc., the Depositor, by its officers and a majority of its Directors (filed as Exhibit 99.6.0 to Form S-6 Registration Statement No. 333-31048 of The Pinnacle Trust, Internet Trust Series I on February 24, 2000 and incorporated herein by reference).

NYC55/7878.2

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, EST Symphony Trust, Series 27, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 17th day of July, 2000.


                                   EST SYMPHONY TRUST, SERIES 27

                                   ING FUNDS DISTRIBUTOR, INC. (Depositor)

                                   By   /S/PETER J. DEMARCO
                                      ---------------------
                                             Peter J. DeMarco
                                            Senior Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of ING Funds Distributor, Inc., the Depositor, in the capacities and on the dates indicated.


    Name                       Title                                 Date
    ----                       -----                                 ----
John J. Pileggi        Chief Executive Officer and Director
Donald E. Brostrom     Chief Financial Officer, Treasurer and
                       Director
Eric M. Rubin          Director                                    July 17, 2000

                                                 By   /S/PETER J. DEMARCO
                                                      ---------------------
                                                      Peter J. DeMarco
                                                     as Senior Vice President
                                                      and Attorney-In-Fact*

---------------
* An executed copy of the Power of Attorney was filed as Exhibit 99.6.0 to Form S-6 Registration Statement No. 333-31048 on February 24, 2000.

NYC55/7878.2

                         CONSENT OF INDEPENDENT AUDITORS

     We consent to the reference made to our firm under the Caption "Independent Auditors" in Part B of the Prospectus and to the use of our report dated _______ ___, 2000, in this Registration Statement (Form S-6 No. 333-_____) of EST Symphony Trust, Series 27.

                                                  ERNST & YOUNG LLP

New York, New York
_________ ___, 2000

NYC55/7878.2

                                      II-4